Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2025 and September 30, 2024

Presented in Euros (Thousands)

TABLE OF CONTENTS

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	1
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	3
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION		5
2	MATERIAL ACCOUNTING POLICIES		5
3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE		6
4	CONVERTIBLE DEBT		7
5	SHARE CAPITAL		8
6	WARRANTS		8
7	SHARE BASED COMPENSATION		9
8	GOODWILL		13
9	DEFERRED CONSIDERATION		13
10	RIGHT OF USE ASSETS		14
11	INTANGIBLE ASSETS		15
12	TRADE AND OTHER RECEIVABLES		16
13	TRADE PAYABLES AND OTHER LIABILITIES		16
14	LEASE LIABILITIES		17
15	LOANS PAYABLE	`	18
16	RELATED PARTY TRANSACTIONS		20
17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT		21
18	SUPPLEMENTARY CASHFLOW INFORMATION		25
19	SEGMENT INFORMATION		26
20	INCOME TAXES		27
21	CONTINGENT LIABILITIES		28
22	SUBSEQUENT EVENTS		28

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2025	2024	2025	2024
Revenue	3, 19	26,804	26,169	78,388	74,841
Cost of revenue	3	(12,154)	(12,167)	(35,711)	(36,558)
Gross Profit		14,650	14,002	42,677	38,283

Selling, general and administrative expenses	3	(15,852)	(14,829)	(47,750)	(40,918)
Gain (Loss) on remeasurement of derivative liability	4	—	46	—	(94)
Gain on settlement of convertible debt	4	—	104	—	169
Gain (Loss) on remeasurement of deferred consideration	3, 9, 17	—	271	(157)	(329)
Operating Loss		(1,202)	(406)	(5,230)	(2,889)

Net interest expense and other financing charges	3, 18	(217)	(848)	(577)	(2,370)
Loss Before Income Taxes		(1,419)	(1,254)	(5,807)	(5,259)

Income taxes (expense) recovery	20	(886)	1,089	(967)	790
Net Loss		(2,305)	(165)	(6,774)	(4,469)

Items to be reclassified to net loss:
Cumulative translation adjustment		(730)	(1,002)	(4,833)	(998)

Net Comprehensive Loss		(3,035)	(1,167)	(11,607)	(5,467)

Basic Loss Per Share		(0.09)	(0.01)	(0.27)	(0.19)
Diluted Loss Per Share		(0.09)	(0.01)	(0.27)	(0.19)

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic		25.4	25.0	25.2	24.0
Weighted average number of shares - diluted		25.4	25.0	25.5	24.0

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		September 30,	December 31,
	Note	2025	2024
Cash and cash equivalents		3,024	10,467
Trade and other receivables	12, 17	25,510	20,072
Prepaid expenses and other assets		4,922	2,624
Total Current Assets		33,456	33,163
Property and equipment		1,251	1,341
Right-of-use assets	10	4,310	3,510
Intangible assets	11	29,363	35,859
Goodwill	8	31,214	32,722
Investments in associates		500	—
Other assets		403	—
Total Assets		100,497	106,595

Trade payables and other liabilities	13, 17	26,312	19,946
Income taxes payable	20	1,074	463
Lease obligations on right-of-use assets	14	1,364	882
Deferred consideration	9	—	1,244
Share appreciation rights liability	7	480	—
Loans payable	15	2,752	6,579
Total Current Liabilities		31,982	29,114
Deferred income tax liabilities	20	551	680
Lease obligations on right-of-use assets	14	3,057	2,815
Share appreciation rights liability	7	400	—
Other non-current liabilities		486	487
Total Liabilities		36,476	33,096

Share capital	5	133,253	131,729
Contributed surplus		18,285	17,680
Accumulated deficit		(87,984)	(81,210)
Accumulated other comprehensive income		467	5,300
Total Equity		64,021	73,499
Total Liabilities and Equity		100,497	106,595

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Chair of the Board of Directors

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

						Accumulated
						other
		Share	Shares to	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	surplus	deficit	income (loss)	equity
Balance as at January 1, 2024		120,015	3,491	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt	4	2,704	—	—	—	—	2,704
Shares issued as deferred consideration	9	5,630	(3,491)	—	—	—	2,139
Exercise of restricted share units	7	1,799	—	(1,799)	—	—	—
Exercise of deferred share units	7	1,041	—	(1,041)	—	—	—
Exercise of stock options	7	517	—	(201)	—	—	316
Share-based compensation	7	—	—	710	—	—	710
Net loss for the period		—	—	—	(4,469)	—	(4,469)
Other comprehensive loss		—	—	—	—	(998)	(998)
Balance as at September 30, 2024		131,706	—	17,556	(80,532)	1,919	70,649

Balance as at January 1, 2025		131,729	—	17,680	(81,210)	5,300	73,499
Shares issued as deferred consideration	9	1,380	—	—	—	—	1,380
Exercise of stock options	7	144	—	(94)	—	—	50
Share-based compensation	7	—	—	699	—	—	699
Net loss for the period		—	—	—	(6,774)	—	(6,774)
Other comprehensive loss		—	—	—	—	(4,833)	(4,833)
Balance as at September 30, 2025		133,253	—	18,285	(87,984)	467	64,021

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Nine Months Ended September 30,
	Note	2025	2024
Operating Activities
Net loss		(6,774)	(4,469)
Add:
Net interest expense and other financing charges	3, 18	577	2,370
Depreciation and amortization	3	14,918	12,201
Share based compensation	7	1,589	710
Loss on remeasurement of derivative liability	4	—	94
Gain on settlement of convertible debt	4	—	(169)
Loss on remeasurement of deferred consideration	3, 9, 17	157	329
Unrealized foreign exchange (gain) loss		(124)	40
Income taxes expense (recovery)	20	967	(790)
		11,310	10,316
Change in working capital	18	(1,371)	(2,899)
Income taxes (paid) recovered	20	(440)	1,004
Cash Flows From Operating Activities		9,499	8,421

Investing Activities
Purchases of property and equipment		(294)	(677)
Additions of intangible assets	11	(9,540)	(8,183)
Loan receivables		(400)	—
Investment in associates		(500)	—
Cash Flows Used In Investing Activities		(10,734)	(8,860)

Financing Activities
Proceeds from exercise of stock options	7	50	316
Repayment of convertible debt		—	(1,377)
Repayment of lease liability	14	(922)	(512)
Proceeds from loans payable	15	2,753	6,332
Repayment of loans payable	15	(6,139)	—
Interest and financing fees		(812)	(703)
Cash Flows (Used In) Generated From Financing Activities		(5,070)	4,056

Effect of foreign currency exchange rate changes on cash and cash equivalents		(1,138)	(844)
Change In Cash And Cash Equivalents		(7,443)	2,773
Cash and cash equivalents at beginning of period		10,467	8,796
Cash And Cash Equivalents At End Of Period		3,024	11,569

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   MATERIAL ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2024, which are available at www.sedarplus.ca.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policies set out in note 2 of the audited consolidated financial statements for the year ended December 31, 2024 have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for filing by the board of directors of the Company (the “Board”) on November 13, 2025.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3 LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2025	2024	2025	2024
Revenue	19	26,804	26,169	78,388	74,841
Cost of revenue		(12,154)	(12,167)	(35,711)	(36,558)
Gross Profit		14,650	14,002	42,677	38,283

Salaries and subcontractors		(6,759)	(5,230)	(19,071)	(15,470)
Share based compensation	7	(4)	(106)	(1,589)	(710)
Total employee costs		(6,763)	(5,336)	(20,660)	(16,180)
Depreciation and amortization		(5,229)	(4,330)	(14,918)	(12,201)
IT and hosting		(1,497)	(1,359)	(4,150)	(3,619)
Professional fees		(1,183)	(1,559)	(3,458)	(3,952)
Corporate costs		(303)	(135)	(557)	(411)
Sales and marketing		(212)	(708)	(799)	(1,800)
Bad debt recovery (expense)	12	436	(539)	(443)	(642)
Travel and entertainment		(274)	(238)	(1,038)	(670)
Debt origination costs		(412)	(72)	(412)	(72)
Other operational costs		(415)	(553)	(1,315)	(1,371)
Selling, General and Administrative Expenses		(15,852)	(14,829)	(47,750)	(40,918)

Gain (Loss) on remeasurement of derivative liability	4	—	46	—	(94)
Gain on settlement of convertible debt	4	—	104	—	169
Gain (Loss) on remeasurement of deferred consideration	9	—	271	(157)	(329)
Operating Loss		(1,202)	(406)	(5,230)	(2,889)

Interest income		19	—	28	—
Accretion on liabilities	9	—	(557)	(168)	(1,667)
Foreign exchange gain		19	51	337	7
Interest and financing fees		(255)	(342)	(774)	(710)
Net Interest Expense and Other Financing Charges		(217)	(848)	(577)	(2,370)
Loss Before Income Taxes		(1,419)	(1,254)	(5,807)	(5,259)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4 CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

	Convertible debt	Derivative liability	Total
Balance as at January 1, 2024	2,445	471	2,916
Accretion expense	1,298	—	1,298
Loss on remeasurement of derivative liability	—	94	94
Gain on settlement of convertible debt	—	(169)	(169)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(1,377)	—	(1,377)
Effect of movement in exchange rates	(52)	(6)	(58)
Balance as at December 31, 2024	—	—	—

On August 7, 2024, the convertible debt has been settled in full.

For the three and nine months ended September 30, 2024, an accretion expense of EUR 493 and EUR 1,298 was recognised in net interest expense and other financing charges in respect of the Host Debt component. For the three and nine months ended September 30, 2024, a gain of EUR 46 and loss of EUR 94 on remeasurement of derivative liability was recognised in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2024 and until the debt was settled in full, immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 8.750, 5-day VWAP of between CAD 6.910 and 8.827, expected life of between 0.06 to 0.56 years, annual risk-free rate of between 5.17% and 5.54%

During the three and nine months ended September 30, 2024, nil and 504,215 shares, respectively, were issued upon exercise of convertible debt representing USD 2,500 of the total face value of USD 10,000. The Company also elected to settle USD 1,500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 1,545.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three and nine months ended September 30, 2024, EUR nil and EUR 2,314 was transferred from the host debt liability and EUR nil and EUR 390 from derivative liability, respectively, to share capital in the interim unaudited condensed consolidated statements of changes in equity for a total of EUR nil and EUR 2,127, respectively.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5 SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2024	Balance		23,003,552	120,015
February 5, 2024 to June 5, 2024	Shares issued upon exercise of convertible debt	4	504,215	2,704
June 1, 2024	Shares issued upon settlement of deferred consideration for Spin acquisition		369,516	2,139
June 2, 2024	Shares issued upon settlement of deferred consideration for Wild Streak acquisition		393,111	3,491
April 1, 2024 to September 9, 2024	Issuance of share capital upon exercise of FSOs	7	120,807	517
May 1, 2024 to September 18, 2024	Issuance of share capital upon exercise of DSU	7	198,481	1,041
May 1, 2024 to May 14,2024	Issuance of share capital upon exercise of RSU	7	418,000	1,799
September 30, 2024	Balance		25,007,682	131,706

January 1, 2025	Balance		25,042,982	131,729
February 6, 2025	Exercise of FSO	7	25,000	123
June 5, 2025	Shares issued upon settlement of deferred consideration for Spin acquisition		371,496	1,380
June 30, 2025	Exercise of FSO	7	10,000	21
September 30, 2025	Balance		25,449,478	133,253

The Company’s common shares have no par value.

6 WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of
Number of Warrants		convertible debt
January 1, 2024	Balance	979,048
September 30, 2024	Balance	979,048

January 1, 2025	Balance	979,048
September 30, 2025	Balance	979,048

Each unit consists of the following characteristics:

Warrants
issued as part of
convertible debt
Number of shares	1
Number of Warrants	—
Exercise price of unit (CAD)	9.28

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6 WARRANTS (CONTINUED)

Warrants issued upon completion of Financing Arrangement

On September 5, 2022, the Company issued 979,048 warrants, each exercisable at CAD 9.28 for one common share and expiring five years from issuance. The warrants include acceleration clauses based on the Company’s share price performance, which may result in partial or full expiry if not exercised within a specified period.

As the combined fair value of the host debt liability and derivative liability exceeded the transaction price, no value was allocated to the warrants in equity.

7 SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following table summarizes information about the OEIP.

	DSU	RSU	SAR	FSO
					Weighted
	Outstanding	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	SARs	FSOs	Exercise
	(Number of	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2024	225,154	498,000	—	1,777,438	8.43
Granted	-	-	-	165,000	6.69
Exercised	(198,481)	(418,000)	-	(120,807)	3.80
Expired	—	—	—	(50,000)	5.00
Forfeited / Cancelled	(7)	—	—	(125,363)	6.81
Balance as at September 30, 2024	26,666	80,000	—	1,646,268	8.61

Balance as at January 1, 2025	26,666	280,000	1,329,082	1,602,346	8.81
Granted	—	—	306,829	15,000	2.30
Exercised	—	—	—	(35,000)	2.30
Forfeited / Cancelled	—	—	—	(59,838)	8.28
Balance as at September 30, 2025	26,666	280,000	1,635,911	1,522,508	8.92

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at September 30, 2025:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	10	4.68	10,000	4.68
5.01 - 8.62	1,101,071	2	7.75	1,016,087	7.77
8.63 - 15.00	399,885	5	12.25	399,885	12.25
15.01 - 33.30	1,552	1	33.30	1,552	33.30
	1,522,508	3	8.92	1,427,524	9.03

The following table summarizes information about the outstanding share options as at September 30, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	83,700	1	2.30	83,700	2.30
5.01 - 8.62	1,131,081	4	7.72	909,354	7.80
8.63 - 15.00	429,935	6	12.17	423,981	12.19
15.01 - 33.30	1,552	2	33.30	1,552	33.30
	1,646,268	4	8.61	1,418,587	8.80

Fixed Stock Options (“FSOs”)

During the three and nine months ended September 30, 2025, a share-based compensation charge of EUR 14 and EUR 198 (three and nine months ended September 30, 2024: EUR 108 and EUR 257) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2025, nil and 35,000 common shares of the Company were issued upon exercise of FSOs (three and nine months ended September 30, 2024: 12,125 and 120,807). Upon exercise of FSOs, for the three and nine months ended September 30, 2025, EUR nil and EUR 94 (three and nine months ended September 30, 2024: EUR 2 and EUR 201) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of FSOs during the three and nine months ended September 30, 2025, totaled EUR nil and EUR 50 (three and nine months ended September 30, 2024: EUR 22 and EUR 316).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three and nine months ended September 30, 2025, a share-based compensation charge of EUR nil (three and nine months ended September 30, 2024: EUR 1 and EUR 6) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2025, no common shares were issued upon exercise of DSUs (three and nine months ended September 30, 2024: 49,581 and 198,481). For the three and nine months ended September 30, 2025, upon exercise of DSUs, EUR nil (three and nine months ended September 30, 2024: 277 and EUR 1,041) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units (“RSUs”)

During the three and nine months ended September 30, 2025, a share-based compensation charge of EUR 167 and EUR 501 (three and nine months ended September 30, 2024: EUR nil and EUR 447) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2025, no common shares were issued upon exercise of RSUs (three and nine months ended September 30, 2024: 418,000). For the three and nine months ended September 30, 2025, upon exercise of RSUs, EUR nil (three and nine months ended September 30, 2024: EUR 1,799) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Share Appreciation Rights (“SARs”)

On December 29, 2024, the Company granted a Share Appreciation Rights plan for key members of management, which provided incentive compensation based on the appreciation in the value of the Company’s shares, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of the exercise.

The aggregate number of SAR units granted on December 29, 2024 totaled 1,329,082, with an issue price of CAD 5.00 per unit, based on the market price of the Company’s stock on the date of grant. During the nine months ended September 30, 2025, additional grants, also based on the market price on the date of grant, have been made as follows:

•	144,529 units granted on June 26, 2025, at an issue price of CAD 6.06 per unit

•	162,300 units granted on September 25, 2025, at an issue price of CAD 3.93 per unit

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

These SAR units, which have a term of not exceeding five years, will vest as follows:

•	1/3 on the first anniversary of the grant date

•	1/3 on the second anniversary of the grant date

•	1/3 on the third anniversary of the grant date

Details of the liabilities arising from the SARs were as follows:

	As at	As at
	September 30,	December 31,
	2025	2024
Total carrying amount of liabilities for SARs	880	—

The fair value of the SARs has been measured using Black-Scholes formula. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The inputs used in the measurement of the fair values at the measurement date of the SARs were as follows:

As at
September 30,
2025
Expected dividend yield (%)	—
Expected share price volatility (%)	65.44 - 73.87
Risk-free interest rate (%)	3.74
Expected life of options (years)	5.0
Share price (CAD)	4.20
Forfeiture rate (%)	—

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behaviour.

During the three and nine months ended September 30, 2025, a share-based compensation charge (recovery) of EUR (177) and EUR 890 (three and nine months ended September 30, 2024: EUR nil) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2024	31,921
Effect of Movement in exchange rates	801
As at December 31, 2024	32,722

Effect of movements in exchange rates	(1,508)
As at September 30, 2025	31,214

The carrying amount of goodwill is attributed to the acquisitions of Oryx, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2024 and concluded that there was no impairment.

9   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2024	2,939
Accretion expense	428
Gain on remeasurement of deferred consideration	(132)
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	148
Balance as at December 31, 2024	1,244

Accretion expense	168
Loss on remeasurement of deferred consideration	157
Shares issued as deferred consideration	(1,380)
Effect of movement in exchange rates	(189)
Balance as at September 30, 2025	—

On June 1, 2022, the Company acquired Spin Games LLC. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the three and nine months ended September 30, 2025, an accretion expense of EUR nil and EUR 168 (three and nine months ended September 30, 2024: EUR 64 and EUR 369) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

In the nine months ended September 30, 2025, a loss on remeasurement of deferred consideration of EUR 157 (three and nine months ended September 30, 2024: gain of EUR 271 and loss of EUR 329) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9   DEFERRED CONSIDERATION (CONTINUED)

As at September 30, 2025, the Company has EUR nil deferred consideration payable (December 31, 2024: EUR 1,244 in current liabilities), being fully settled on June 5, 2025, with the issuance of 371,496 shares.

The fair value of deferred consideration as at December 31, 2024 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of 63.7% resulting in a DLOM of 9.3% for the third anniversary settlement of consideration.

10   RIGHT OF USE ASSETS

Right of use
properties
Cost
Balance as at December 31, 2023	4,434
Additions	161
Modifications	836
Disposal	(633)
Effect of movement in exchange rates	78
Balance as at December 31, 2024	4,877
Additions	1,682
Modification	5
Disposal	(125)
Effect of movement in exchange rates	(148)
Balance as at September 30, 2025	6,291

Accumulated Depreciation
Balance as at December 31, 2023	1,201
Depreciation	806
Disposal	(633)
Effect of movement in exchange rates	(7)
Balance as at December 31, 2024	1,367
Depreciation	770
Disposal	(63)
Effect of movement in exchange rates	(93)
Balance as at September 30, 2025	1,981

Carrying Amount
Balance as at December 31, 2024	3,510
Balance as at September 30, 2025	4,310

In the three and nine months ended September 30, 2025, depreciation expense of EUR 341 and EUR 770 was recognized within selling, general and administrative expenses (three and nine months ended September 30, 2024: EUR 229 and EUR 602).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	648	11,461	—	—	—	12,109
Effect of movement in exchange rates	531	151	1,325	53	(1)	2,059
Balance as at December 31, 2024	19,275	33,207	26,083	2,201	298	81,064
Additions	702	8,817	—	—	21	9,540
Effect of movement in exchange rates	(995)	(494)	(2,494)	(99)	(33)	(4,115)
Balance as at September 30, 2025	18,982	41,530	23,589	2,102	286	86,489

Accumulated Amortization
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	2,755	8,962	3,246	663	88	15,714
Effect of movement in exchange rates	186	42	451	42	7	728
Balance as at December 31, 2024	11,386	20,274	11,149	2,135	261	45,205
Amortization	2,171	9,140	2,377	64	38	13,790
Effect of movement in exchange rates	(411)	(260)	(1,072)	(97)	(29)	(1,869)
Balance as at September 30, 2025	13,146	29,154	12,454	2,102	270	57,126

Carrying Amount
Balance as at December 31, 2024	7,889	12,933	14,934	66	37	35,859
Balance as at September 30, 2025	5,836	12,376	11,135	—	16	29,363

In the three and nine months ended September 30, 2025, amortization expense of EUR 4,766 and EUR 13,790 was recognized within selling, general and administrative expenses (three and nine months ended September 30, 2024: EUR 3,988 and EUR 11,343).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	September 30,	December 31,
	2025	2024
Trade receivables	24,868	19,558
Sales tax	642	514
Trade and other receivables	25,510	20,072

The following is an aging of the Company’s trade receivables:

	As at	As at
	September 30,	December 31,
	2025	2024
Less than one month	23,899	18,984
Between two and three months	979	660
Greater than three months	2,707	2,411
	27,585	22,055
Provision for expected credit losses	(2,717)	(2,497)
Trade receivables	24,868	19,558

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2023	2,059
Net increase in provision for expected credit losses	438
Balance as at December 31, 2024	2,497
Net increase in provision for expected credit losses	220
Balance as at September 30, 2025	2,717

13   TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	September 30,	December 31,
	2025	2024
Trade payables	7,643	3,236
Accrued liabilities	18,165	16,666
Other payables	504	44
Trade payables and other liabilities	26,312	19,946

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14 LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	September 30,	December 31,
	2025	2024
Balance as at beginning of the period	3,697	3,277
Additions	1,682	161
Disposals	(62)	—
Modification	5	836
Accretion of interests	83	123
Payments	(922)	(790)
Effect of movement in exchange rates	(62)	90
Balance as at end of period	4,421	3,697

The maturity analysis of lease liabilities are disclosed below:

	September 30, 2025
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	1,364	1,417
After 1 year but within 2 years	1,345	1,436
After 2 years but within 5 years	1,712	1,768
	4,421	4,621
Less: Total future interest expenses		(200)
		4,421

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14 LEASE LIABILITIES (CONTINUED)

The following are the amounts recognized in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Amortization expense on right of use assets	341	229	770	602
Gain on lease modification	(206)	—	(105)	—
Interest expense on lease liabilities	31	24	83	84
Total amount recognized in the income statement	166	253	748	686

15 LOANS PAYABLE

The following is a continuity of the Company’s loans payable:

	Promissory note	Revolving credit facility	Total
Balance as at January 1, 2024	—	—	—
Proceeds from loan issuance	6,532	—	6,532
Interest expense	617	—	617
Interest paid	(454)	—	(454)
Repayment of principal	—	—	—
Effect of foreign currency exchange rate	(116)	—	(116)
Balance as at December 31, 2024	6,579	—	6,579

Proceeds from loan issuance	—	2,753	2,753
Interest expense	363	—	363
Interest paid	(512)	—	(512)
Repayment of principal	(6,139)	—	(6,139)
Effect of foreign currency exchange rate	(291)	(1)	(292)
Balance as at September 30, 2025	—	2,752	2,752

Promissory note

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7.0m from a member of management. The secured promissory note matured on April 24, 2025, with an extension agreed to September 15, 2025. It bore an interest at an annual rate of 14%, payable quarterly.

During the nine months ended September 30, 2025, the Company fully repaid the USD 7.0m secured promissory note.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15 LOANS PAYABLE (CONTINUED)

In the three and nine months ended September 30, 2025, interest expense of EUR 35 and EUR 363 was recognized within net interest expense and other financing charges (three and nine months ended September 30, 2024: EUR 217 and EUR 387).

Revolving credit facility

On September 12, 2025, the Company entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities in a maximum aggregate amount of up to USD 6.0m to support its ongoing working capital and general corporate requirements.

The credit facilities are secured by, amongst other things, a security interest over all of the assets of the Company and certain of its key operating subsidiaries, and are uncommitted and are repayable upon the earlier of (i) demand by lender, (ii) the occurrence of certain insolvency events, and (iii) on the one-year anniversary of the closing date, unless a one-year extension is granted at the lender’s discretion.

The agreement includes customary legal and financial covenants, including a requirement for the Company to maintain a Total Funded Debt to EBITDA ratio not exceeding 2.50:1.00, and a Fixed Charge Coverage Ratio of not less than 1.25:1.00. These financial covenants are to be tested on a consolidated basis at the end of each fiscal quarter.

Under the terms of the Company’s credit facility, interest and standby fees are payable based on the applicable benchmark rate plus a margin that varies according to the Company’s Total Funded Debt to EBITDA ratio, as set out below:

Interest rates

Interest on borrowings is calculated as follows:

•	CDN$ Prime Rate loans: Prime Rate plus the Applicable Margin per annum

•	US$ Base Rate loans: Base Rate plus the Applicable Margin per annum

•	CDN$ Term CORRA loans: Term CORRA plus a credit spread adjustment (“CSA”) plus the Applicable Margin per annum

•	Adjusted Term SOFR loans: Adjusted Term SOFR (being Term SOFR plus CSA) plus the Applicable Margin per annum, based on a 360-day year

Applicable margin schedule

Total Funded Debt / EBITDA	Term CORRA Loans	Adjusted Term SOFR Loans	CDN$ Prime Rate or US$ Base Rate Loans	Standby Fees
< 2.00:1.00	3.00%	3.00%	2.00%	0.75%
≥ 2.00:1.00	4.00%	4.00%	3.00%	1.75%

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15 LOANS PAYABLE (CONTINUED)

The Applicable Margin is determined at the end of each fiscal quarter based on the Company’s most recently reported Total Funded Debt to EBITDA ratio.

In the three months ended September 30, 2025, the Company drew a total of CAD 4.5m in Term CORRA loans.

16    RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2025	2024	2025	2024
Salaries and subcontractors	(382)	(648)	(1,906)	(1,965)
Share based compensation	18	3	(1,033)	(583)
	(364)	(645)	(2,939)	(2,548)

Balances due to/from shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of financial position	As at	As at
	September 30,	December 31,
	2025	2024
Accrued liabilities	(319)	(1,321)
Net related party payable	(319)	(1,321)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16    RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions recorded in the interim unaudited condensed consolidated statements of changes in equity between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity	Nine Months Ended September 30,
	2025	2024
Exercise of DSUs, RSUs and FSO's
Contributed surplus	(87)	(195)
Share capital	124	465
Net movement in equity	37	270

Transactions recorded in the interim unaudited condensed consolidated statements of cash flows between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in cash flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Proceeds from exercise of options	—	—	37	270
	—	—	37	270

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	September 30,	December 31,
	2025	2024
Trade receivables	24,868	19,558

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	September 30,	December 31,
	2025	2024
Trade payables	7,643	3,236
Accrued liabilities	18,165	16,666
Other liabilities	504	44
Loans payable	2,752	6,579
	29,064	26,525

The carrying values of the financial instruments approximate their fair values.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	September 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	3,024	—	—	3,024	10,467	—	—	10,467
Other assets	—	—	403	403	—	—	—	—

Financial liabilities
Fair value through profit and loss:
Deferred consideration	—	—	—	—	—	1,244	—	1,244
Share appreciation rights liability	—	880	—	880	—	—	—	—

There were no transfers between the levels of the fair value hierarchy during the periods.

During the nine months ended September 30, 2025, a loss of EUR 157 (three and nine months ended September 30, 2024: gain of EUR 271 and loss of EUR 329), was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss on remeasurement of deferred consideration (Note 9) for financial instruments designated as FVTPL.

During the three and nine months ended September 30, 2025, a share-based compensation charge (recovery) of EUR (177) and EUR 890 (three and nine months ended September 30, 2024: EUR nil) relating to share appreciation rights liability has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is subject to externally imposed capital requirements in respect of its revolving credit facility (Note 15).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2025:

	2025	2026	2027	2028	Thereafter	Total
Trade payables and other liabilities	26,312	—	—	—	—	26,312
Lease obligations on right-of-use assets	1,417	1,436	1,214	364	190	4,621
Loans payable	2,753	—	—	-	—	2,753
Share appreciation rights liability	1,355	1,664	1,664	309	—	4,992
Other non-current liabilities	4	3	19	23	438	487
	31,841	3,103	2,897	696	628	39,165

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net loss as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at September 30, 2025:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	23,899	979	2,707	27,585
Expected credit loss rate		1.77%	7.83%	81.95%	9.85%
Expected credit loss provision	12	422	77	2,218	2,717

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	18,984	660	2,411	22,055
Expected credit loss rate		2.88%	5.75%	79.32%	11.32%
Expected credit loss provision	12	547	38	1,913	2,497

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three and nine months ended September 30, 2025, one customer (three and nine months ended September 30, 2024: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 4,268 and EUR 12,943, respectively, for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024: EUR 5,853 and EUR 17,723).

As at September 30, 2025, no customer (December 31, 2024: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totaled EUR 4,247 as at December 31, 2024.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Nine Months Ended September 30,
Cash flows arising from movement in:	2025	2024
Trade and other receivables	(5,438)	195
Prepaid expenses and other assets	(2,299)	(1,088)
Trade payables and other liabilities	6,366	(2,006)
Changes in working capital	(1,371)	(2,899)

Significant non-cash transactions from investing and financing activities are as follows:

	Nine Months Ended September 30,
	2025	2024
Investing Activity
Settlement of deferred consideration for Spin through share issuance	(1,380)	(2,139)

Financing Activity
Settlement of convertible debt through share issuance	—	(2,704)

During the nine months ended September 30, 2025 and 2024, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Nine Months Ended September 30, 2025			Nine Months Ended September 30, 2024
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest and financing fees	(812)	149	(663)	(626)	—	(626)
Foreign exchange gain (loss)	—	337	337	7	—	7
Lease interest expense	—	(83)	(83)	(84)	—	(84)
Accretion expense on deferred consideration	—	(168)	(168)	—	(369)	(369)
Accretion expense on convertible debt	—	—	—	—	(1,298)	(1,298)
	(812)	235	(577)	(703)	(1,667)	(2,370)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B online gaming.

Geography – Revenue

Revenue from continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Malta	5,371	5,682	15,959	16,328
Netherlands	5,110	7,707	15,395	22,277
Brazil	4,347	—	9,183	—
United States	2,754	1,555	7,468	3,834
Curaçao	1,368	4,333	5,774	14,949
Marshall Islands	1,358	—	5,107	—
Belgium	1,235	1,530	3,727	3,839
Croatia	1,187	1,386	3,333	3,516
Czech Republic	931	1,058	2,732	1,737
Isle of Man	943	1,005	2,317	1,571
Other	2,200	1,913	7,393	6,790
Revenue	26,804	26,169	78,388	74,841

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	September 30,	December 31,
	2025	2024
United States	60,914	69,201
Other	6,127	4,231
Non-current assets	67,041	73,432

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	September 30,	December 31,
	2025	2024
Income taxes payable	(1,074)	(463)
Deferred income tax liabilities	(551)	(680)

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Current income taxes expense (recovery)	929	(1,113)	1,096	(660)
Deferred income taxes expense (recovery)	(43)	24	(129)	(130)
Total income taxes expense (recovery)	886	(1,089)	967	(790)

There is no income taxes expense recognized in other comprehensive loss.

	As at	As at
	September 30,	December 31,
	2025	2024
Deferred tax assets
Lease obligations on right of use assets	1,020	777
Non-capital losses carried forward	—	39

Deferred tax liabilities
Goodwill and intangible assets	(552)	(681)
Right-of-use assets	(986)	(776)
Property and equipment	(33)	(39)
Deferred income tax liabilities	(551)	(680)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20   INCOME TAXES (CONTINUED)

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Nine Months Ended September 30,
	2025	2024
Consolidated loss before income taxes	(5,807)	(5,259)
Effective tax rate	26.5%	26.5%
Effective income taxes recovery	(1,539)	(1,394)
Effect of tax rate in foreign jurisdictions	848	667
Non-deductible and non-taxable items	507	372
Change in tax benefits not recognized	958	1,469
Adjustment of prior year tax payable	193	(1,904)
Total income taxes expense	967	(790)

21	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

22 SUBSEQUENT EVENTS

No material events have taken place subsequent to the reporting date.